SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)*


                              Audio Book Club, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   05068R 10 8
                                 (CUSIP Number)

                               Brad Shiffman, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                 June 11, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

---------------------                                          -----------------
CUSIP NO. 05068R-10-8                                          Page 2 of 6 Pages
---------------------                                          -----------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Norton Herrick

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER
                    3,307,638 (includes options, warrants and a convertible note
  NUMBER OF         to acquire an aggregate of 3,299,438 shares of Common Stock)
                    as of June 16, 1999
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    4,284,558 (includes options, warrants and a convertible note
  REPORTING         to acquire an aggregate of 3,299,438 shares of Common Stock)
                    as of June 16, 1999
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,284,558 (includes options, warrants and a convertible note to acquire an aggregate of 3,299,438 shares of Common Stock)
as of June 16, 1999
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
Does not include  (i)  2,714,180  shares held by N.  Herrick
Irrevocable  ABC Trust (the "N.  Herrick  Trust"),  of which
Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest and
(ii) 775,000 shares issuable upon exercise of options which are not exercisable until October 9, 1999. Mr. Herrick does not have voting power or dispositive power with respect to the 2,714,180 shares held by the N. Herrick Trust.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 6 Pages

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value ("Common Stock") issued by Audio Book Club, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 2295 Corporate Boulevard, Suite 222, Boca Raton, Florida 33431. All share information in this statement gives retroactive effect to a 16,282-for-1 split of the Common Stock effected in October 1997.

Item 2. Identity and Background.

     This statement is filed by Norton Herrick, Co-Chief Executive Officer and a principal shareholder of the Company (the "Reporting Person"). The business address of the Reporting Person is c/o Audio Book Club, Inc., 2295 Corporate Boulevard, Suite 222, Boca Raton, Florida 33431. The Reporting Person is a United States citizen.

     Mr. Herrick has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     On June 11, 1999, the Company issued to the Reporting Person a convertible note (the "Note") initially convertible into 391,011 shares of Common Stock at any time until the earlier of the repayment of the Note or December 31, 2004. The Note was issued to the Reporting Person in consideration of his loan to the Company in the principal amount of $4,350,000 (the "Loan") the proceeds of which were used by the Company to fund a portion of the purchase price of the Audiobooks Direct business of Doubleday Direct, Inc. which was acquired by the Company on June 14, 1999. The number of shares issuable upon conversion of the Note are subject to certain anti-dilution and other adjustments.

Item 4. Purpose of Transaction.

     The Note was acquired by the Reporting Person to provide the Company with the funds necessary to complete the acquisition referred to in Item 3 above. The Reporting Persons may make additional purchases of Common Stock from time to time

                                Page 3 of 6 Pages
and may dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D although in his capacity as a director and executive officer of the Company he will be involved in any decisions of the Company to issue additional securities and to continue the Company's strategy which includes pursuing acquisitions of complementary businesses. The Reporting Person may review or reconsider his position with respect to the Company or to formulate plans or proposals with respect to any such matters, but, except as noted above, has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     As of the June 16, 1999, the Reporting Person beneficially owned an aggregate of 4,284,558 shares of Common Stock constituting approximately 38.6% of the outstanding Common Stock. The amount includes: (i) 8,200 shares owned of record by the Reporting Person, (ii) 1,000,000 shares issuable upon Plan options granted to the Reporting Person, (iii) 500,000 shares issuable upon exercise of the Warrants, (iv) 1,258,427 shares issuable upon conversion of a promissory note issued to the Reporting Person on December 31, 1998 (the "December  Note"),
(v) 488,460 shares owned of record by H. Herrick, of which the Reporting Person has sole dispositive but no voting power, (vi) 488,460 shares owned of record by the M. E. Herrick Trust, of which the Reporting Person has sole dispositive but no voting power, (vii) 150,000 shares issuable upon exercise of Plan options granted to Evan Herrick, of which the Reporting Person has sole voting and dispositive power, and (viii) 391,011 shares issuable upon conversion of the Note. The foregoing calculation does not include the 2,714,180 shares owned of record by the N. Herrick Trust, of which the Reporting Person is the sole beneficiary but has no voting or dispositive power. The percentage used herein is calculated based upon the 7,828,920 shares of Common Stock issued and outstanding at June 16, 1999, as provided by the Company. Except for the shares owned of record by H. Herrick and the M.E. Herrick Trust as to which the Reporting Person has sole dispositive power, but no voting power, the Reporting Person has sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated above.

     Except as noted below, no person other than the Reporting Person has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock. H. Herrick has the right to receive

                                Page 4 of 6 Pages
dividends and proceeds from any disposition of shares of Common Stock owned of record by him. The M.E. Herrick Trust, whose sole beneficiary is M. Herrick, has the right to receive any dividends on any shares owned of record by the M.E. Herrick Trust and the proceeds from any sale of Common Stock by the M.E. Herrick Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies except that pursuant to
(i) a December 31, 1998 letter agreement between the Reporting Person and the Company, the Company may be obligated to issue to the Reporting Person warrants to purchase 350,000 shares of Common Stock at $12.00 per share in certain circumstances involving the refinancing of the December Note and (ii) pursuant to a June 11, 1999 letter agreement between the Reporting Person and the Company, the Company may be obligated to issue to the Reporting Person warrants to purchase 125,000 shares of Common Stock at a price of $12.00 per share in certain circumstances involving the refinancing of the Note.

     The Reporting Person has received certain registration rights with respect to the shares of Common Stock beneficially owned by him.

Item 7. Materials to be filed as Exhibits.

Exhibit 1 June 11, 1999 financing letter agreement between the Company and the Reporting Person.


                                Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 16, 1999




                                                  /s/ Norton Herrick
                                                  -------------------------
                                                  Norton Herric


                                Page 6 of 6 Pages